Exhibit 99.1

20 June 2023

Abcam highlights successful execution of strategic priorities to drive shareholder value

Files investor presentation; urges shareholders to vote AGAINST all resolutions at

July 12 EGM

Under CEO Alan Hirzel’s leadership, Abcam has transformed as a business,

created significant value for all stakeholders, and outperformed the market

The Company is on track to deliver its 2024 revenue and profit margin goals

Abcam’s strong, independent, and highly qualified Board is effectively overseeing execution of the Company’s strategy

Jonathan Milner’s demands to become Executive Chairman and remove three directors from the Board will put shareholders’ investment in Abcam at risk

Cambridge, UK / Waltham, MA: Abcam plc (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today filed an investor presentation with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Extraordinary General Meeting of the Company (the “EGM”) to be held on July 12, 2023 at 2:00pm (BST) || 9:00am (EDT). The full presentation and other materials related to the EGM are available at https://corporate.abcam.com/investors/2023-egm.

The Company issued the following statement:

We believe Jonathan Milner’s attempt to wrest control of Abcam and become its de facto CEO will jeopardize Abcam’s recent momentum as well as its day-to-day operations, growth strategy and competitive position.

Jonathan Milner has not been operationally involved in Abcam for nearly a decade. Since then, the Company has matured into a fundamentally different business and has successfully executed its Abcam 2.0 strategy. Revenues have nearly tripled under CEO Alan Hirzel’s leadership, growing by 183% during his tenure, while Abcam has also expanded globally and increased its market share. With the groundwork now in place, Abcam is set to benefit as sales rise and margins improve.

Jonathan Milner has failed to articulate to shareholders or the Company what appointing him to an Executive Chairman role would mean in practice or what new strategy he is seeking to deploy. The Board believes this sudden and significant shift in both operational and executive leadership of Abcam will put shareholders’ investment at risk and cause an uncertain period of disruption. The Company urges shareholder to vote “AGAINST” all eight of the resolutions being put forward at the EGM.

Key points of the presentation:

•	Over the last decade, Abcam has transformed into a leading life science tools player, creating significant value for all shareholders and other stakeholders, and has outperformed the market.

o	Over the course of Alan Hirzel’s tenure as CEO prior to COVID-19, Abcam’s total shareholder return (“TSR”) of 178% outpaced life sciences tools peers (167%)[1] and Russell 3000 (77%).
o	Over the past twelve months, Abcam’s 27% TSR has significantly outperformed the same group of life science tools peers (-12% over the same period).
o

Abcam has transitioned away from being a simple broker of third-party antibodies towards being an innovation-oriented, quality-focused partner to life science researchers, driving profitable, sustained market share gains.

o

This is a fundamentally different business from Jonathan Milner’s transactional “Amazon of Antibodies”, a catalogue of predominantly third-party products, which led to a high level of customer complaints.

•	Abcam is successfully executing on its five-year growth strategy to drive long-term value.

1 Life science tools peers include Bio-Rad, Bio-Techne, Illumina, Maravai, Repligen, Sartorius, Tecan and Waters.

o	The Company is on track to deliver its 2024 revenue goals of £450 million to £525 million, with adjusted operating profit margins of greater than 30%.
o	As Abcam is delivering on its six key priorities for long-term durable growth, the Company has doubled its revenue over the past five years and delivered profitable, sustained market share gains.
o

The timing of Jonathan Milner’s campaign is opportunistic as investment requirements from the five-year growth strategy are largely complete, underpinning the sustained organic growth and accelerated margin improvement back towards historic levels.

•	Jonathan Milner’s demands are not in the best interests of all shareholders and will put shareholders’ investments in Abcam at risk.
o

Abcam has worked tirelessly and in good faith with Jonathan Milner in order to avoid an expensive and distracting proxy contest. The Board moved quickly to consider his request to return to the Board – but when invited to join the Board, Jonathan Milner rejected this invitation and changed his demands.

o	Jonathan Milner has called a costly EGM so that he can attempt to appoint himself Executive Chairman and remove three directors from the Board, with no proposed alternative candidates.
o

The changes proposed by Jonathan Milner would cause a sudden and significant shift in leadership during a critical inflection point and would jeopardize the Company’s recent momentum as well as its day-to-day operations, growth strategy and competitive position.

o	While he was on the Board, Jonathan Milner endorsed the strategic plan developed by Alan Hirzel that has delivered significant value to shareholders.

•	Abcam’s strong, independent, and highly qualified Board is effectively overseeing the execution of the Company’s strategy.
o

Abcam’s Board has the right experience, skillset, and deep knowledge of both the life sciences industry and the Company’s business model to continue overseeing the execution of the strategy and deliver value to all shareholders and other stakeholders.

o	Abcam’s Board has sought to engage with Jonathan Milner to bring this matter to a close in line with good governance procedures. Jonathan Milner chose this route rather than to constructively engage.
o	Peter Allen, Michael Baldock, and Sally Crawford have played essential roles in overseeing Abcam’s transformation, and their removal would be damaging for all stakeholders.

•	Abcam’s remuneration program, the Profitable Growth Incentive Plan (PGIP), is aligned with shareholder interests and incentivizes long-term value creation.
o

Incentive arrangements for 150 leaders in the business are aligned to Abcam’s long-term strategy for doubling revenue by 2024. This compensation framework was put in place before the Company moved to a sole US listing.

o	Extensive shareholder consultation was undertaken during the establishment of this framework.
o	Notably, Jonathan Milner voted in favor of the remuneration program and its metrics and did not raise any concerns about the metrics at that time, or at any point before April 28, 2023.

Abcam urges shareholders to vote AGAINST all Resolutions at the EGM on July 12, 2023.

EGM Details

The EGM will be held at the offices of FTI Consulting at 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom on July 12, 2023 at 2:00pm (BST) || 9:00am (EDT). The Company encourages all shareholders to closely review the Shareholder Circular, which provides important and detailed instructions about how to participate and vote.

HOW TO VOTE

ADS Holders	Ordinary Shareholders

Instruct the Depositary how to vote the Ordinary Shares represented by your ADS by following the instructions on the	Submit proxies electronically using the online voting service at www.sharevote.co.uk_or through the

Depositary Notice and WHITE Voting Instruction Card and/or such other instructions as may be provided to you by or on behalf of your broker or intermediary	CREST voting service, or in a hard copy using the WHITE Form of Proxy, by following the instructions set out in the Shareholder Circular
Such voting instructions must be validly submitted so as to be received by the Depositary by no later than 10:00 am (EDT) on July 6, 2023	All proxy appointments must be submitted so as to be received by the Company’s registrar by no later than 2:00 pm (BST) on July 10, 2023
A copy of the Shareholder Circular calling the EGM and setting out further information is available at https://corporate.abcam.com/investors/2023-egm

If you have any questions or need assistance in voting, please contact Abcam’s proxy solicitor Morrow Sodali LLC at (800) 662-5200 (toll-free in N. America) or at + 1 (203) 658-9400 or by email at ABCM@info.morrowsodali.com

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Any express or implied statements contained in this announcement that are not statements of historical fact, including statements regarding the implementation of the Company’s business plan or the financial performance of the Company, are forward-looking statements, and are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID-19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; as a foreign private issuer, we are exempt from a number of rules under the US securities laws and Nasdaq corporate governance rules and are permitted to file less information with the US Securities and Exchange Commission (“SEC”) than US companies, which may limit the information available to holders of our ADSs; and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended 31 December 2022, filed with the SEC on 20 March 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

Media enquiries

US: Joele Frank

+1 212-355-4449

Abcam-JF@joelefrank.com

UK and Europe: FTI

+44 (0)20-3727-1000

Abcam@fticonsulting.com